Vasiliou & Company, Inc.
Year ended December 31, 2015

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, beginning of year	100	$ 1	$1,438,343	$ (1,314,975)	$ 123,369
Shareholder contributions	-	-	10,000	-	10,000
Shareholder distribution	-	-	-	-	-
Net Loss	-	-	-	(72,766)	(72,766)
Balances, end of year	100	$ 1	$1,448,343	$ (1,387,741)	$ 60,603

See accompanying notes to financial statements